[Valhi, Inc. Letterhead]

Steven L. Watson
President
(972) 450-4216

                               September 19, 2001

Board of Directors                                       Board of Directors
Titanium Metals Corporation                              Tremont Corporation
1999 Broadway                                            1999 Broadway
Suite 4300                                               Suite 4300
Denver, Colorado  80202                                  Denver, Colorado  80202

Ladies and Gentlemen:

     Valhi, Inc. and Tremont Corporation own 30,135,390 shares and 10,215,541 shares, respectively, of the common stock of NL Industries, Inc., representing approximately 81.5% of the outstanding shares of NL.

     Valhi believes TIMET's acquisition of the NL shares held by Valhi and Tremont in a transaction in which each NL share would be exchanged for 1.65 to
2.00 shares of newly-issued TIMET common stock plus TIMET debt securities in the principal amount of $10.00 to $12.00, with terms to be appropriately determined, would provide an attractive investment opportunity for TIMET at a fair and reasonable price for all parties. Such an acquisition would, among other things,
(i) allow TIMET to diversify into an industry that historically would moderate TIMET's business cycles, (ii) provide a significant and consistent level of profitability to offset TIMET's inconsistent financial results, (iii) improve access to capital resources and markets as a result of a significantly larger asset and capital base, (iv) facilitate future growth through expansion of current operations and potential acquisitions, (v) provide for opportunities to achieve administrative cost savings and (vi) result in TIMET and NL becoming members of the same consolidated tax group, which could provide significant tax benefits to TIMET.

     Your prompt consideration and response to this proposal is appreciated.

                                                    Sincerely,



                                                    Steven L. Watson, President